                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                  FORM N-8B-2



               REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                    WHICH ARE CURRENTLY ISSUING SECURITIES



                        Pursuant to Section 8(b) of the
                        Investment Company Act of 1940



                   MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 3

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY


                         Name of Unit Investment Trust



              x    Issuer of periodic payment plan certificates.
            -----

                                      I.

                     ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

          The name of the trust is Mutual of America Separate Account No. 3 of Mutual of America Life Insurance Company (the "Account"). The Account has no employer identification number.

     (b) Furnish title of each class or series of securities issued by the trust.

          Variable Universal Life Insurance Policies (the "Policies").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

     Mutual of America Life Insurance Company
     ("Mutual of America")
     320 Fifth Avenue
     New York, NY 10022
     Internal Revenue Service Employer I.D. No. 13-1614399

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

     There is no trustee or custodian of the Account.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     No Policies currently are being distributed. Mutual of America will act as the principal underwriter of the Policies.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

     New York.
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                                      -2-

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

          There is no indenture or agreement under the terms of which the Account was organized or proposes to issue securities. The Account was organized pursuant to a resolution of the Board of Directors of Mutual of America dated June 25, 1998, which resolution will continue in effect indefinitely unless terminated by the Board of Directors.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

          There is no indenture agreement relating to a custodian or trustee holding premiums paid pursuant to the Policies.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

     The name of the Account has never been changed.

8.   State the date on which the fiscal year of the trust ends.

     December 31.

                              MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, or which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority. Include any proceeding which although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

     There are no such pending proceedings and none are known to be contemplated.

                                      II.

     GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

     General Information Concerning the Securities of the Trust and the Rights
     -------------------------------------------------------------------------
     of Holders
     ----------

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a)  Whether the securities are of the registered or bearer type.

          Registered.

     (b)  Whether the securities are of the cumulative or distributive type.

          Distributive.

     (c) The rights of security holders with respect to withdrawal or redemption.

          A Policy may be surrendered and its Surrender Proceeds received by the Policyowner at any time prior to the Maturity Date (the Policy Anniversary on which the insured's Attained Age equals 100) while the insured is living. Surrender Proceeds are equal to Account Value minus any outstanding Policy Loans. The amount of the Surrender Proceeds will be determined at the end of the Business Day on which Mutual of America receives the Policy and a written request for surrender in satisfactory form at its Processing Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

          For 10 days after a Policy is received by the Policy Owner, he or she may return the Policy and receive back any premium payments made before returning the Policy.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

          The material included in the prospectus filed as part of the Account's Registration Statement on Form S-6 filed simultaneously with this Registration Statement on Form N-8B-2 (the "Prospectus") under the caption "ACCESS TO YOUR ACCOUNT BALANCE" is hereby incorporated herein by reference.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.
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                                      -4-

          The material included in the Prospectus under the caption "PAYMENT OF PREMIUMS--Policy Lapse and Reinstatement" is hereby incorporated herein by reference.

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

          The material included in the Prospectus under the caption "YOUR VOTING RIGHTS FOR MEETINGS OF THE UNDERLYING FUNDS" is hereby incorporated herein by reference.

     (g)  Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.

               Yes, if material.

          (2)  the terms and conditions of the securities issued by the trust.

               Yes, if material.

          (3)  the provisions of any indenture or agreement of the trust.

               There is no indenture or agreement relating to the Account except for the Policies (see response to Item 10(g)(2) above).

          (4)  the identity of the depositor, trustee or custodian.

               Policyowners would receive notice of any change in the identity of the depositor. There is no trustee or custodian for the Account.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.

               Consent of Policyowners is not required for any change in the composition of the assets held or to be acquired by the Account. However, any substitution of securities held by the Account will be subject to Commission approval pursuant to Section 26(b) of the Investment Company Act of 1940 (the "1940 Act").

          (2)  the terms and conditions of the securities issued by the trust.

               No change may be made in the terms and conditions of issued Policies without the consent of Policyowners, except as permitted by state insurance departments.

          (3)  the provisions of any indenture or agreement of the trust.

               There is no indenture or agreement relating to the Account except for the Policies (see response to Item 10(h)(2) above).

          (4)  the identity of the depositor, trustee or custodian.

               No consent of Policyowners is required for any change concerning the depositor. There is no trustee or custodian of the Account.

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (h) or by any other item in this form.

          None.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

     The Account is divided into sub-accounts or "Funds", each of which holds shares of an investment portfolio ("Underlying Fund Portfolio") of an underlying open-end management investment company of the series type ("Underlying Fund"). See response to Item 12.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company.

     (a)  Names of companies.

          The names of the Underlying Funds and Underlying Fund Portfolios are:

          Mutual of America Investment Corporation
               Equity Index Fund
               All America Fund
               Mid-Cap Equity Index Fund
               Aggressive Equity Index Fund
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                                      -6-

               Composite Fund
               Bond Fund
               Mid-Term Bond Fund
               Short-Term Bond Fund
               Money Market Fund

          Scudder Variable Life Investment Fund
               Capital Growth Portfolio
               Bond Portfolio
               International Portfolio

          American Century Variable Portfolios, Inc.
               VP Capital Appreciation Fund

          Calvert Variable Series, Inc.
               Calvert Social Balanced Portfolio

          Variable Insurance Products Fund
               Equity-Income Portfolio

          Variable Insurance Products Fund II
               Asset Manager Portfolio
               Contrafund Portfolio

     (b)  Names and principal business addresses of depositors.

          The investment companies listed in response 12(a) do not have depositors.

     (c)  Names and principal business addresses of trustees or custodians.

          The custodian for Mutual of America Investment Corporation is The Chase Manhattan Bank, 1285 Avenue of the Americas, New York, NY 10019.

          The custodian for Scudder Variable Life Investment Fund's Bond and Capital Growth Portfolios is State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110, and the custodian for its International Portfolio is Brown Brothers Harriman & Co., 40 Water Street, Boston, MA 02109.

          The custodians for American Century Variable Portfolios, Inc. are The Chase Manhattan Bank, 770 Broadway, New York, NY 10003, and Commerce Bank, N.A., 1000 Walnut, Kansas City, MO 64105.

          The custodian for Calvert Variable Series, Inc. is State Street Bank and Trust Company, N.A., 225 Franklin Street, Boston, MA 02110, and First National Bank of Maryland, 25 South Charles Street, Baltimore, MD 21203, serves as custodian of certain cash assets.

          The custodian for Variable Insurance Products Fund's Equity-Income Portfolio and Variable Insurance Products Fund II's Asset Manager Portfolio is The Chase Manhattan Bank, 1 Chase Manhattan Plaza, New York, NY, and the custodian for Variable Insurance Products Fund II's Contrafund Portfolio is Brown Brothers Harriman & Co., 40 Water Street, Boston, MA 02109.

     (d)  Name and principal business address of principal underwriter.

          The principal underwriter for Mutual of America Investment Corporation is Mutual of America.

          The principal underwriter for Scudder Variable Life Investment Fund is Scudder Investor Services, Inc., Two International Place, Boston, MA 02110.

          The distributor of shares of American Century Variable Portfolios, Inc., is Funds Distributor, Inc.

          The principal underwriter for Calvert Variable Series, Inc. is Calvert Distributors, Inc., 4550 Montgomery Avenue, Bethesda, MD 20814.

          The distributor of shares of the Variable Insurance Products Fund and Variable Insurance Products Fund II is Fidelity Distributors Corporation.

     (e) The period during which the securities of such companies have been the underlying securities.

          No shares of any of these companies have been acquired by the Account to date.

     Information Concerning Loads, Fees, Charges and Expenses
     --------------------------------------------------------

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

     (A)  the nature of such load, fee, expense, or charge;
     (B)  the amount thereof;
     (C) the name of the person to whom such amounts are paid and his relationship to the trust;
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                                      -8-

     (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

     Principal Payments.  There are no loads, fees or charges to which premium
     ------------------
     payments are subject. Mutual of America reserves the right to deduct from premium payments in the future amounts necessary to pay applicable taxes, including state premium taxes.

     Underlying Securities.  The Underlying Fund Portfolios pay advisory fees
     ---------------------
     and incur certain other expenses. The material in the Prospectus under the caption "CHARGES AND DEDUCTIONS YOU WILL PAY--Fees and Expenses of Underlying Funds" is hereby incorporated herein by reference.

     Distributions.  Not applicable.
     -------------

     Cumulated or Reinvested Distributions or Income.  All income and other
     -----------------------------------------------
     distributions received by the Account are reinvested at net asset value in shares of the underlying fund making the distributions. No distributions are made to Policyowners.

     Redeemed or Liquidated Assets.  No load, fee, expense or charge is
     -----------------------------
     assessed in connection with a redemption of shares of any of the Underlying Funds.

     (b) For each installment payment type of periodic payment plan certificates of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

     (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

          (1) 0%. (2) 0%. The Policies are to be sold at no-load. Although initially there will be no deductions from premium payments for any reason, Mutual of America reserves the right to make a deduction from premium payments in the future in amounts sufficient to pay any applicable taxes, including state premium taxes.

     (d) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

          The material included in the Prospectus under the captions "CHARGES AND DEDUCTIONS YOU WILL PAY--Cost of Insurance Charges, -- Administrative Charges, --Mortality and Expense Risks Charges, -- Supplemental Insurance Benefits Fee, and --Accelerated Benefit Fee" are hereby incorporated herein by reference.

     (e) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

          The investment advisory fee of Mutual of America Investment Corporation is paid to Mutual of America Capital Management Corporation. Mutual of America Capital Management Corporation reimburses certain expenses that otherwise would be borne by Mutual of America Investment Corporation.

     (f) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not applicable.

     Information Concerning the Operations of the Trust
     --------------------------------------------------

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     The material included in the Prospectus under the caption "PURCHASE OF A POLICY" is hereby incorporated herein by reference. There is no indenture involved in the issuance of the Policies.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     The material included in the Prospectus under the caption "PAYMENT OF PREMIUMS" is hereby incorporated herein by reference.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     The material included in the Prospectus under the captions "UNDERLYING FUNDS INVESTED IN BY OUR SEPARATE ACCOUNT" and "YOUR ACCOUNT BALANCE IN THE SEPARATE ACCOUNT FUNDS" is hereby incorporated herein by reference.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

          The material included in the Prospectus under the captions "ACCESS TO YOUR ACCOUNT BALANCE --Surrender of Policy, and --Partial Withdrawals of Account Balance" is hereby incorporated herein by reference.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          Not applicable.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

          If a Policy is surrendered, it will be canceled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

          All income distributions and all other distributable funds of each Fund (sub-account) of the Account are invested in shares of the applicable Underlying Fund Portfolio at net asset value and added to the assets of that Fund.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

          Not applicable.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

          Not applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

    The material included in the Prospectus under the captions "ADMINISTRATIVE MATTERS--Notices, Confirmation Statements and Reports to Policyowners" is hereby incorporated herein by reference. All records and accounts of the Account are maintained by Mutual of America.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

    (a) Amendments to such indenture or agreement.
    (b) The extension or termination of such indenture or agreement.
    (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.
    (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.
    (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.
    (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

        There are no indentures or agreements concerning the Account except for the Policies, which are described elsewhere herein.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

        The material included in the Prospectus under the caption "ACCESS TO YOUR ACCOUNT BALANCE--Policy Loans" is hereby incorporated herein by reference.

    (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

        See response to Item 21(a) above.

    (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

        Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

    There is no indenture or agreement which limits the liabilities of Mutual of America under the Policies. There is no trustee or custodian of the Account.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

    Officers and directors of the depositor and of the principal underwriter are covered by executive liability insurance in an amount up to $15 million and by D & O insurance for amounts in excess of $15 million, and by fidelity bond coverage of $30 million.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

    None.

                                     III.

    ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF COMPANY

    Organization and Operations of Company
    --------------------------------------

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

    The material included in the Prospectus under the caption "ABOUT MUTUAL OF AMERICA AND OUR SEPARATE ACCOUNT NO. 3--Mutual of America" is hereby incorporated herein by reference.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

        Not applicable.

    (b) Furnish information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

        Pursuant to the Fund Participation Agreement among American Life, American Century Variable Portfolios, Inc. and American Century Investment Management, Inc. ("ACIM"), ACIM pays Mutual of America, on a monthly basis, for certain administrative savings resulting from the agreement with Mutual of America. Currently that payment is an amount equal to 0.20% per annum of the average amount of the Account's investment in the VP Capital Appreciation Fund, provided the aggregate amount of the Account's investment and the investments of other separate accounts of American Life and Mutual of America in the VP Capital Appreciation Fund for that month exceeds $10 million.

        Pursuant to a Service Contract between Mutual of America and Fidelity Distributors Corporation, as Distributor, and a Service Agreement between Mutual of America and Fidelity Investments Institutional Operations Company, Inc., as Transfer and Servicing Agent, the Distributor and the Transfer and Servicing Agent reimburse Mutual of America, on a quarterly basis, for certain administrative services provided by Mutual of America, currently at an aggregate rate of 0.10% per annum of the average daily net assets of the Account's investment in Portfolios of the Variable Insurance Products Fund and the Variable Insurance Products Fund II, provided the investments in these Portfolios by the separate accounts of Mutual of America and American Life are at least $100 million during the quarter.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

    See response to Item 25 above. Mutual of America is also the depositor for Mutual of America Separate Account No. 2, a separate account of Mutual of America that is registered under the 1940 Act as a unit investment trust and that issues variable annuity contracts.

    Officials and Affiliated Persons of the Depositor
    -------------------------------------------------

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

    (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

         The material included in the Prospectus under the caption "OUR EXECUTIVE OFFICERS AND DIRECTORS" is hereby incorporated herein by reference.

    Companies Owning Securities of Depositor
    ----------------------------------------

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

    Mutual of America is a mutual life insurance company and as such does not have any outstanding voting securities.

    Controlling Persons
    -------------------

30. Furnish as at latest practicable date the following information with respect to any person other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

    None.

    Compensation of Officers and Directors of Depositor, Compensation of
    --------------------------------------------------------------------
    Officers of Depositor
    ---------------------


31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

        Not applicable. As of December 31, 1998, the Account had not commenced operations.

    (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

        Not applicable. As of December 31, 1998, the Account had not commenced operations.

    (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

        Not applicable. As of December 31, 1998, the Account had not commenced operations.

    Compensation of Directors
    -------------------------

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a) the aggregate direct remuneration to directors
    (b) indirectly or through subsidiaries to directors.

    Not applicable. See Item 31.

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

        Not applicable.  See Item 31.

    (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

        Not applicable. See Item 31.

    Compensation to Other Persons
    -----------------------------

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

    Not applicable. See Item 31.

                                      IV.

                   DISTRIBUTION AND REDEMPTION OF SECURITIES

    Distribution of Securities
    --------------------------

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

    No Policies have been sold. It is proposed that Policies will be sold in all 50 states, the District of Columbia and the United States Virgin Islands.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe the reasons for such suspension.

    Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

        (1)  Name of officer, agency or body.
        (2)  Date of denial.
        (3) Brief statement of reason given for denial.

        Not applicable.

    (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

        (1) Name of officer agency or body.
        (2) Date of revocation.
        (3) Brief statement of reason given for revocation.

        Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

        The material included in the Prospectus under the caption
        "ADMINISTRATIVE MATTERS--Distribution of the Policies" is hereby incorporated herein by reference.

    (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, and renewal and termination provisions, and any assignment provisions.

        The material included in the Prospectus under the caption
        "ADMINISTRATIVE MATTERS--Distribution of the Policies" is hereby incorporated herein by reference.

    (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

        No commissions are paid in connection with sales of the Policies. See response to Item 38(a) above.

    Information Concerning Principal Underwriter
    --------------------------------------------

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

        Mutual of America is a mutual life insurance company organized under the laws of New York in 1945.

    (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

        Mutual of America is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

        Not applicable.

    (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

        (1) The nature of such fee or participation.
        (2) The name of the person making payment.
        (3) The nature of the services rendered in consideration for such fee or participation.
        (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

        Not applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

        Mutual of America is engaged in the life insurance business. Mutual of America is also the principal underwriter of variable annuity contracts issued by Mutual of America Separate Account No. 2 and The American Separate Account No. 2 and variable universal life policies issued by The American Separate Account No. 3.

    (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

        Not applicable.

    (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

        Not applicable.

42. Furnish as at latest practicable date information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

    Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

    Not applicable.

    Offering Price or Acquisition Valuation of Securities of the Trust
    ------------------------------------------------------------------

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

        (1) The source of quotations used to determine the value of portfolio securities.
        (2) Whether opening, closing, bid, asked or any other price is used.
        (3) Whether price is as of the day of sale or as of any other time.
        (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
        (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

        The material included in the Prospectus under the caption "YOUR ACCOUNT BALANCE IN THE SEPARATE ACCOUNT FUNDS" is hereby incorporated herein by reference.

    (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

          Not applicable.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

          There is expected to be no variation in the offering price of the Policies.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a)  by whose action redemption rights were suspended.
     (b) the number of days' notice given to security holders prior to suspension of redemption rights.
     (c)  reason for suspension.
     (d)  period during which suspension was in effect.

     Not applicable.

     Redemption Valuation of Securities of the Trust
     -----------------------------------------------

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.
          (2)  Whether opening, closing, bid, asked or any other price is used.
          (3)  Whether price is as of the day of sale or as of any other time.
          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:
          (6)  Whether adjustment are made for fractions.

          The material included in the Prospectus under the captions "YOUR ACCOUNT BALANCE IN THE SEPARATE ACCOUNT FUNDS" and "ACCESS TO YOUR ACCOUNT BALANCE--Surrender of Policy, and --Partial Withdrawals of Account Balance" is hereby incorporated herein by reference.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

          No Policies have been issued.

     Purchase and Sale of Interests in Underlying Securities from and to
     -------------------------------------------------------------------
     Security Holders
     ----------------

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemptions or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

     Not applicable.

                                      V.

                INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

     (a)  Name and principal business address.
     (b)  Form of organization.
     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.
     (d)  Name of governmental supervising or examining authority.

          Not applicable.  There is no trustee or custodian of the Account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

     Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     No person has a lien on the assets of the Account, and no person may create any such lien except a person claiming under the Policies. Pursuant to New York law and the terms of the Policies, the assets of the Account attributable to the Policies are not subject to liabilities of Mutual of America arising out of any other business Mutual of America may conduct (see response to Item 5 above).

                                      VI.

           INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

          Mutual of America's address is stated in the response to Item 2.

     (b)  The types of policies and whether individual or group policies.

          The Policies are individual, variable universal life insurance policies. Various optional fixed insurance benefits may be provided by Mutual of America by means of riders to the Policies in addition to the life insurance described in response to Item 51(c).

     (c)  The types of risks insured and excluded.

          The material included in the Prospectus under the caption "PURCHASE OF A POLICY" is hereby incorporated herein by reference.

     (d)  The coverage of the policies.

          See response to Item 51(c).

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

          The material included in the Prospectus under the captions "DEFINITIONS WE USE IN THIS PROSPECTUS--Beneficiary", and "INSURANCE BENEFITS UPON DEATH OF INSURED PERSON" is hereby incorporated herein by reference.

     (f)  The terms and manner of cancellation and of reinstatement.

          The material included in the Prospectus under the captions "PAYMENT OF PREMIUMS--Policy Lapse and Reinstatement" and "PURCHASE OF A POLICY-- Policy Issue--Right to Examine Policy" is hereby incorporated herein by reference.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

          The material included in the Prospectus under the caption "PAYMENT OF PREMIUMS" is hereby incorporated herein by reference.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          Not applicable.

     (i) Whether any person other than the insurance company received any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

          Not applicable.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

          None.

                                     VII.

                             POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

          The material included in the Prospectus under the caption "FUNDING AND OTHER CHANGES WE MAY MAKE" is hereby incorporated herein by reference.

     (b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

          Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1)  the grounds for elimination and substitution;
          (2) the type of securities which may be substituted for any underlying security;
          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry of group of industries.
          (4) whether such substituted securities may be the securities of another investment company; and
          (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

          See response to Item 52(a).

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and with is elected to be treated as such.

          None.

Regulated Investment Company
----------------------------

53.  (a)  State the taxable status of the trust.

          The Account is not a separate entity, and for tax purposes its operations are a part of Mutual of America's and are not taxed separately.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, and state its present intention with respect to such qualifications during the current year.

          The Account has not yet had a taxable year. See response to Item 53(a) above.

                                     VIII.

                     FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish information with respect to each class or series of its securities.

     Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

     Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not applicable.

57. If the trust is the issuer of periodic payment plan certificates furnish by years for the period covered by the financial statements filed herewith information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not applicable.

58. If the trust is the issuer of periodic payment plan certificates furnish information for each installment payment type of periodic payment plan certificate outstanding as of the latest practicable date.

     Not applicable.

59.  Financial statements:

     Financial Statements of the Trust
     ---------------------------------

     None.

     Financial Statements of the Depositor
     -------------------------------------

     Consolidated financial statements of Mutual of America for the year ended December 31, 1998 are incorporated herein by reference to pages 51 through 63 in the prospectus included in the Account's Registration Statement on Form S-6 filed concurrently herewith.

                                      IX.

                                   EXHIBITS

A. Furnish the most recent form of the following as amended to date and currently in effect:

     (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

          Resolution of the Board of Directors of American Life establishing The American Separate Account No. 3, incorporated herein by reference to
          Exhibit 1.A(1) to the Account's Registration Statement on Form S-6 filed concurrently herewith.

     (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

          None.

     (3)  Distributing contracts:

          (a) Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

               Not applicable.

          (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

               Not applicable.

          (c)  Schedules of sales commissions referred to Item 38(c).

               Not applicable.

(4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreements set forth in paragraphs (1), (2) and (3) with respect to the trust or its securities.

     None.

(5)  The form of each type of security.

     Form of Variable Universal Life Insurance Policy, incorporated herein by reference to Exhibit 1.A(5) to the Account's Registration Statement on Form S-6 filed concurrently herewith.

(6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

     (a)  Charter of Mutual of America, incorporated herein by reference to
          Exhibit 1(6)(a) to the Account's Registration Statement on Form S-6 filed concurrently herewith.

     (b)  By-laws of Mutual of America, incorporated herein by reference to
          Exhibit 1(6)(b) to the Account's Registration Statement on Form S-6 filed concurrently herewith.

(7) Any insurance policy under a contract between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

     None.

(8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

     Participation Agreement dated December 30, 1993 (the "Scudder Agreement"), among Scudder Variable Life Investment Fund, Mutual of America and American Life, incorporated herein by reference to Exhibit 8(a)(i) to the Account's Registration Statement on Form S-6 filed concurrently herewith; and

          Notice to include the Account under the Scudder Agreement, incorporated herein by reference to Exhibit 8(a)(ii) to the Account's Registration Statement on Form S-6 filed concurrently herewith.

     Fund Participation Agreement - Separate Account No. 2, dated as of December 30, 1988 (the "American Century Agreement"), among Mutual of America, American Century Investment Management, Inc. ("ACIM") (formerly Investors Research Corporation) and American Century Variable Portfolios, Inc. ("ACIM") (formerly TCI Portfolios, Inc.), incorporated herein by reference to Exhibit 8(b)(i) to the Account's Registration Statement on Form S-6 filed concurrently herewith; and

          Amendment No. 1 to the American Century Agreement, dated as of April 29, 1994, incorporated herein by reference to Exhibit 8(b)(ii) to the Account's Registration Statement on Form S-6 filed concurrently herewith; and

          Amendment No. 2 to the American Century Agreement to include the Account, incorporated herein by reference to Exhibit 8(b)(iii) to the Account's Registration Statement on Form S-6 filed concurrently herewith.

     Shared Funding Agreement, dated November 7, 1990 (the "Calvert Agreement"), among Mutual of America, American Life and Calvert Securities Corporation, incorporated herein by reference to Exhibit 8(c)(i) to the Account's Registration Statement on Form S-6 filed concurrently herewith; and

          Amendment to the Calvert Agreement to include the Account, incorporated herein by reference to Exhibit 8(c)(ii) to the Account's Registration Statement on Form S-6 filed concurrently herewith.

     Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Mutual of America, dated as of April 30, 1995, with revised Schedule A, incorporated herein by reference to Exhibit 8(d)(i) to the Account's Registration Statement on Form S-6 filed concurrently herewith; and

     Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Mutual of America, dated as of April 30, 1995, with revised Schedule A, incorporated herein by reference to Exhibit 8(d)(ii) to the Account's Registration Statement on Form S-6 filed concurrently herewith.

     (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

          None.

     (10) Form of application for a periodic payment plan certificate.

          Form of Application for Variable Universal Life Insurance Policy, incorporated herein by reference to Exhibit A(10) to the Account's Registration Statement on Form S-6 filed concurrently herewith.

B.   Furnish copies of each of the following:

     (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

          Not applicable.

     (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports copies of which have heretofore been filed with the Commission pursuant to the Act.

          Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith.

     Not applicable.

                                   SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this notification of registration statement to be duly signed on behalf of the registrant in the City of New York, the State of New York, on the 19th day of July, 1999.


                              Mutual of America Separate Account No. 3 of
                              Mutual of America Life Insurance Company


                              By Mutual of America Life Insurance Company



                              By: /s/  Manfred Altstadt
                                  -------------------------------
                                       Manfred Altstadt
                                  Senior Executive Vice President
                                    and Chief Financial Officer



Attest:  /s/  Patrick A. Burns
         -----------------------------
              Patrick A. Burns
       Senior Executive Vice President
            and General Counsel